November 3, 2006

Mr. Joel R. Jacks
Federal Services Acquisition Corporation
900 Third Avenue, 33rd Floor
New York, NY. 10022-4775

      Re: Federal Services Acquisition Corporation ("FSAC")
              Amendment No. 2 to Proxy Statement on Schedule 14A
              Filed October 6, 2006
              File No. 000-51552

Dear Mr. Jacks,

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Note K – Founders to your Form 10-Q for the Quarter ended June 30, 2006 indicates that your founders agreed to make certain warrant purchases in the after market following the end of the Regulation M restricted period. As an initial matter, please ensure that your disclosure appropriately reflects the purchase of

the 3.6 million warrants pursuant to this arrangement. Secondly, please revise your disclosure to (1) disclose the specific dates that these warrant purchases were made; (2) disclose the price range at which these warrants were purchased; and (3) address whether these purchases were discretionary, made pursuant to a Rule 10b5-1(c) Plan, etc.

ATS Selected Historical Consolidated Financial Data, page 18

2. We note the loss from discontinued operations and certain balance sheet data has increased for the periods ended October 31, 2002 and 2001, resulting in lower net income and per share amounts for each period presented. Tell us why these amounts have changed since your prior amended filing and revise to indicate that these periods have been restated, if necessary.

3. Please revise to include selected financial data for the nine-months ended September 30, 2006 and July 31, 2006 (for FSAC and ATS, respectively) as you have indicated in your notation in response to our prior comment 9. We will not review this section of your proxy statement further until such information is provided.

4. Show us how you calculated the FSAC diluted book value per share amounts with and without conversion for each period presented. Based on the amounts presented within your filing, it is unclear how you arrived at this figures.

Per Share Data, page 22

5. We reviewed your response to our prior comment 3. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please revise your table to present income (loss) per share from continuing operations for the periods for which financial data is presented pursuant to Item 301 of Regulation S-K (refer to Item 14 (b)(10) of Schedule 14A).

Risk Factors, page 25

6. Please revise the text of your page 36 risk factor beginning, "[i]f we are unable to maintain a current prospectus …" to improve its readability. Without limiting the generality of the foregoing, your sentence "[t]he warrant agreement does not provide that we are required to net-cash settle the warrants if we are unable to maintain a current prospectus" is awkward.

7. We note the disclosure in the first full risk factor on page 38 that creditor claims "could" be prior to the claims of the shareholders. Please provide a discussion of when creditor claims would not be prior to shareholder claims.

Risks Related to Our Capital Structure and Our Limited Experience as a Public Company, page 35

8. We reviewed your response to our prior comment 11, but your response did not address our comment in its entirety. Your risk factor discloses that a current prospectus must be available at the date of redemption, but does not discuss the risk of a current prospectus not being available during the 30 days prior to redemption (e.g. measurement period). Please revise the risk factor (on page 36) "The warrant agreement governing our warrants permits us to redeem the warrants…," to clarify that a holder of public warrants may not be able to exercise their warrants during the redemption measurement period if a current prospectus is unavailable.

Factors Considered by our Board of Directors in Approving the Acquisition, page 49

9. We reviewed your response to our prior comment 2, but you continue to present ATS' adjusted EBITDA (e.g. ATS' adjusted EBITDA for the year ended October 31, 2005 was $8.7 million and ATS' adjusted EBITDA for the 12 months ended January 31, 2006 of $9.4 million) and unadjusted EBITDA (e.g. unadjusted EBITDA from continuing operations for the year ended October 31, 2005 of $4.0 million) as performance measures on pages 53 and 55. Please revise your proxy statement to remove these non-GAAP performance measures from all applicable sections of your filing.

Satisfaction of Fair Market Value Requirement, page 56

10. We note the revisions you have made in response to our prior comment 18 from our letter dated September 7, 2006. Your disclosure on page 56 indicates that your target "must have a fair market value equal to at least 80% of [y]our net assets at the time of the acquisition." Please clarify, with appropriate references to your Form S-1 disclosure, how your net assets are defined for this purpose.

Unaudited Pro Forma Condensed Combined Financial Statements
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 2 – Pro Forma Adjustments, page 82

11. We reviewed your response to our prior comment 25. Please revise to separately disclose the value of each of the estimated $15.3 million in identifiable intangible assets (e.g. customer contracts, trade name, etc.), the weighted-average amortization period (in total and by major intangible asset class), and the methodology used to determine the value assigned to each intangible asset.

12. In connection with the comment above, tell us what role the consideration of comparable industry transactions played in your estimates of intangible asset fair values and justify why you believe such transactions are relevant in your determination of the fair value of the assets of ATS. See paragraphs 35 through 46 of SFAS 141 and revise your disclosure as necessary.

13. We reviewed your response to our prior comment 26. You did not address our comment in its entirety as it related to your founders' compensation adjustment, thus the comment will be partially reissued. Adjustments "g" and "j" that eliminated founders' compensation and related expenses do not appear to be factually supportable nor do they appear to be appropriate under Article 11 of Regulation S-X. Please revise to remove such adjustments from the face of your proforma financial statements.   The Staff will not object to including these adjustments in a note to your pro forma financial statements with related disclosure indicating these adjustments are not included in your pro forma financial statements. If you continue to believe these adjustments are appropriate, (i) please advise us of each founder's compensation and benefits (per their employment agreements), supporting the consistency/comparability with your current disclosure of the new CEO and CFO arrangements, (ii) provide us with a copy of the founders' employment agreements supporting your cash compensation adjustment for each period presented and (iii) tell us how the amounts attributed to founders' cash compensation, fees for sports venues,

> personal expenses and life insurance expenses in the fiscal year ended October 31, 2005 compares to those in the prior two fiscal years.

Management's Discussion and Analysis of Financial Condition and Results of Operations of ATS, page 98

14. We note the text you have added on page 102 responsive to our prior comment 34 from our September 7, 2006 letter. However, you have not clarified why the Voyager products and services failed to meet the original projections and discuss any shortcomings associated with the transaction.

Results of Operations, page 105

15. We have reviewed your responses to our prior comments 35 and 36 from our letter dated September 7, 2006 as well as your revised text starting on page 105. However, we continue to believe that your discussion ought to be expanded and clarified to give investors a better understanding of the "big picture" behind your results of operations as well as some insight into your operations going forward. For example, the staff notes that the company has provided useful and insightful disclosure into your usage of subcontractors but has not indicated whether these expenses will increase, decrease, or remain constant, going forward. With the foregoing in mind, please review and revise your discussion as appropriate.

16. On page 108 you state that, "[f]or the year ended October 31, 2004, the loss on these discontinued operations …" please clarify which discontinued operations you are referring to and provide additional disclosure about these operations.

Management's Discussion and Analysis of ATS
Results of Operations, pages 105 – 108
General

17. We reviewed your response to our prior comment 37, noting several of the variance quantifications were removed. Your response did not address our comment; therefore, it will be reissued. Please revise your disclosure for each period to describe and quantify underlying material activities that generate expense variances between periods. Your revised disclosures should provide information that would assist an investor in making a well informed investment decision. For example, quantify the amounts supporting the increase in revenues between interim periods. It is unclear how much ($X) of the increase in revenues was offset individually by the Department of Education, HUD, PBGC and the US. Navy. Please refer to the SEC's Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of

Operations [Release No. 33-8350, <http://www.sec.gov/rules/interp/33-8350.htm>] for additional guidance.

18. In addition to our comment above, regarding your response to our prior comment 37, it is unclear how your revised disclosure provides any insight to an investor on what costs are included in, and the variance causal factors of, overhead and general and administrative expenses. Accordingly, please revise to provide a table identifying the significant components of your overhead and general and administrative expenses and provide additional period-to-period variance explanations.

Management's Discussion and Analysis of FSAC, page 117

19. Please revise your MD&A to include disclosure describing your accounting for the warrants, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

Directors and Executive Officers of Federal Services Acquisition Corporation Following the Acquisition, page 121

20. On page 126 you have added disclosure indicating that senior employees of ATS will be eligible to participate "in a key employee retention program that [you] plan to implement at or promptly after the closing of the acquisition." Please clarify if this is separate from the 2006 Omnibus Incentive Compensation Plan being voted on in connection with your Schedule 14A. If not, please revise to provide more details about this program.

Advanced Technology Systems Audited Financial Statements
Notes to Audited Financial Statements
Note B – Discontinued Operations
Pyramid, F-13

21. We reviewed your revised disclosure in response to our prior comment 48. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Justify how your accounting treatment (i.e. reported as discontinued operations and assets held for sale) is consistent with the accounting principles set forth in SFAS 144. In your response specifically address how you considered paragraphs 27, 28, 41 and 42 of SFAS 144 and EITF 03-13.

Federal Services Acquisition Corporation Interim Financial Statements
General

22. Please revise your interim financial statements, as necessary, to comply with the comments below on your audited financial statements.

Notes to Interim Financial Statements
Note J – Commitments, F-37

23. Please revise to disclose your commitments related to the consulting agreement with Mr. Lloyd as discussed on page 4.

Federal Services Acquisition Corporation Audited Financial Statements
General

24. We reviewed your response to our prior comment 49, noting you believe you have no legal obligation to net cash settle the public warrants in the absence of an effective registration statement. We also note your disclosure throughout this proxy statement (e.g. F-30 and F-45) and in your periodic Exchange Act reports which indicates that you restated because the warrant agreement was silent as to the penalty to be incurred in the absence of your ability to deliver registered shares upon warrant exercise. Your conclusions in your supplemental response as well as your public filings (i.e. proxy statement and periodic Exchange Act reports) should be consistent as to your accounting basis for your restatement. Further, your conclusions, both in your supplemental response and your public filings, are not consistent with the provisions of paragraph 17 of EITF 00-19. Please revise to clarify the reasons why you restated (e.g. the warrant agreement was silent as to a net cash settlement alternative in the absence of your ability to deliver registered shares to the warrant holders upon exercise), specifically addressing paragraph 17 of EITF 00-19.

Note B – Summary of Significant Accounting Policies
[6] – Accounting for Warrants and Derivative Instruments - Restatement, F-45

25. Please revise to disclose the method and assumptions used to determine the fair value of the warrants at the date of issuance.

Other Regulatory

26. Your current Form 10-KSB, Forms 10-QSB, and other Exchange Act Filings should also be revised to comply with these comments as applicable.

Annex F Houlihan Lokey Howard & Zukin Investment Banking Services

27. We note the company's substantial response to our prior comment 53 from our letter dated September 7, 2006, and the revisions that you have made to your Schedule 14A in response to that comment. In your response you correctly note our objection to the inclusion of the following statement in the opinion: "This opinion is furnished for the use and benefit of the Board of Directors of the Company in connection with its consideration of the Transaction and is not intended to be used, and may not be used, for any other purpose, without our express, prior written consent." Your analysis attempts to bifurcate this statement; but it also omits any discussion of the "its" in this statement. The only antecedent noun to which "its" could refer is the Board and, as a consequence, this sentence would appear, by implication, to be the same as the non-exhaustive list of examples given in Section II.D.1 of the November 2000 Current Issues Outline. Notwithstanding the foregoing, it is currently unclear whose view is being expressed in response to our comment. That is, is this bifurcated approach the company's understanding of Houlihan's contract, or is it Houlihan's? Please include a statement indicating that the shareholders may utilize the opinion in connection with their consideration of the transaction? Lastly, we also note that you have deleted the reference to the fairness opinion assisting the stockholder approval process. However, your prior statement appears to have been factual – either management obtained the opinion for this purpose, or it did not. Please explain why this disclosure was deleted. For ease of administration in responding to the foregoing questions, we reproduce our prior comment below:

   a. We have reviewed your response to our prior comment 115 from our letter of July 10, 2006. Without necessarily disagreeing with your comment, we believe further discussion is warranted. As an initial matter, we believe that there is a distinction between "an obligation to disclose that such an opinion was obtained and the material terms thereof" and the company's existing disclosure. Currently you do not disclose the terms of the agreement; instead it would appear that you are providing the analysis supporting the opinion. Please analyze this distinction and clarify why your disclosure is a material term of the opinion rather than an assumption or result of the opinion. In addition, please provide a thorough analysis as to how the language cited in our prior comment is consistent with Section II.D.1 of the Division's November Current Issues Outline. If warranted,

consider amending the opinion itself to permit its disclosure in the
Schedule 14A for the shareholder's consideration as part of the merger
transaction. Furthermore, with respect to your citation to the Preliminary
Proxy Statement on Schedule 14A by Evans & Sutherland Computer
Corporation, filed on April 5, 2006, we do not believe this in any way
supports your position because this document was subsequently amended
on April 24, 2006 to alter the references to the opinion. Finally, we also
note your disclosure on page 51 that the board obtained this opinion
because they thought that it "could assist in the stockholder approval
process" which would appear to imply a use other than by your board.
Please revise to address.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Brian Bhandari at (202) 551-3390 if you have questions
regarding comments on the financial statements and related matters. Questions on other
disclosure issues may be directed to Jay Williamson at (202) 551-3393.

                                Sincerely,

                                John Reynolds
                                Assistant Director

cc: James Maiwurm
        Fax # (703) 720-7801